TO: SECURITIES EXCHANGE COMMISSION

082-00034

ASX/Media Release

Santos

[redacted]

07023206

979 982

PROCESSED

MAY 07 2007

THOMSON FINANCIAL

SUPPL

Investor enquiries
Andrew Seaton
+61 8 8116 5157 / +61 (0) 410 431 004
andrew.seaton@santos.com

1 May 2007

South Australian Government review of 15% shareholding cap

Santos welcomes today's decision by the Premier of South Australia, the Honourable Mike Rann MP, to initiate a review of the 15% shareholding restriction that has been in place since 1979.

This review is in response to a request made by Santos to the South Australian Government.

The outcome of the review is expected to be announced by the end of September 2007. A copy of the South Australian Government's news release is attached.

Commenting on the announcement, Santos' Chairman, Mr Stephen Gerlach, said that the Board is unanimously of the view that the cap is not in the best long-term interest of Santos' shareholders, and is an impediment to Santos realising its full growth potential.

"The Premier's review is, we believe, a positive and important step in addressing these concerns, and timely given the last review was undertaken by the Government in 2000," he said.

Santos' Managing Director, Mr John Ellice-Flint, joined Mr Gerlach in welcoming the Premier's announcement. "We are very pleased with the Premier's decision to initiate this review. We will be submitting to the review that the shareholding cap is no longer relevant, given the changes in the South Australian energy markets since its introduction over 28 years ago," he said.

"During that time Santos has also changed considerably, developing a diverse asset base with oil, gas and LNG production throughout Australia and internationally. We have also continued to demonstrate our strong commitment to the State through significant investments in our new corporate headquarters in Adelaide, and in the ongoing development of the Cooper Basin."

"The Board and management have an obligation to our shareholders to maximise the value of their investment," Mr Ellice-Flint said. "The presence of the cap clearly hinders this objective."

Attachment
Ends

Santos stock symbols: STO (Australian Securities Exchange), STOSY (NASDAQ ADR), Ref #82-34 (Securities Exchange Commission)

dw 5/4

News Release

www.premier.sa.gov.au

Government of South Australia

Premier Mike Rann
Minister for Economic Development
Minister for Social Inclusion
Minister for the Arts
Minister for Sustainability and Climate Change

Tuesday, 1 May 2007

REVIEW OF SANTOS SHAREHOLDING CAP

Premier Mike Rann today announced a review of a 28 year-old law limiting individual shareholder ownership in Santos to 15 percent.

The decision to review the cap comes at the request of Santos.

"The cap was introduced in 1979 – nearly 30 years ago - and was designed to prevent Alan Bond from taking the company over, with accompanying concerns at the time about ensuring continuity of gas supply. The cap was introduced in 1979 by the Corcoran Labor Government to protect a strategic asset of our State.

"Santos has written to me concerned that the cap restricts the company's growth.

"Cabinet yesterday agreed to conduct a review of the cap.

"When it was introduced, the Cooper Basin was our sole gas source. Today, South Australia is the centre of a national gas hub, taking supply from Queensland, and from Victoria through the SEAGAS pipeline.

"The operation of the cap is conditional on Santos continuing to produce petroleum in South Australia.

"For many years, critics of the cap have claimed that it is anti-competitive, deflates Santos' share prices and is a restriction that doesn't apply to any other South Australian company.

"Similarly, under existing arrangements there is no obligation on the company to maintain its head office in Adelaide.

"However, Santos has recently invested in a new head office in Flinders Street which is a strong a sign of its future commitment to South Australia.

"The previous Olsen Liberal government reviewed the cap in 2000. At that time, then Minerals and Energy Minister Wayne Matthew said that a central issue to its review would be determining whether the public benefits of the 15 per cent restriction on shareholdings outweighed the costs of the restriction. The then Government decided to maintain the cap.

"However, a lot has changed in the past six to seven years and I agree with Santos that it's time to look at it again.

"A decision on lifting or retaining the cap will only be made after full assessment of potential costs and benefits.

"The Government's approach will be driven by maximising benefits to South Australia. The review will have to show, and the company will have to provide, clear benefits to South Australia from any move to lift the cap," Mr Rann said.

The review will be the responsibility of the Minister for Mineral Resources Development, the Hon Paul Holloway, and will be undertaken by the Department of Trade and Economic Development in conjunction with Primary Industries and Resources SA.

Terms of reference for the review will assess the benefits and cost of retaining the shareholding cap for both Santos and South Australia, taking into account:

1. The original intent of the 15 per cent shareholding cap and its applicability today
2. The impact of the shareholding cap on the operations and future growth of Santos both globally and in South Australia
3. Any potential risks from removal of the cap to South Australia's economy
4. Energy security issues in South Australia
5. Regional development implications, and
6. An overall assessment of the current and future benefits of Santos' operations in South Australia.

There will be an opportunity for public consultation and submissions by 15th June, with an announcement by the end of September.

For further information contact Jill Bottrall on 8463 3362 or 0419 990 160

TO: SECURITIES EXCHANGE COMMISSION

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor
Santos Centre
60 Flinders Street
Adelaide SA 5000
GPO Box 2455
Adelaide SA 5001

Telephone: 08 8116 5000
Facsimile: 08 8116 5623

Santos

To:	Company Announcements Office ASX Limited
From:	Company Secretary
Date:	1 May 2007
Subject:	**2007 Annual General Meeting**

Please find attached the Chairman and Managing Director's Addresses to the 2007 Annual General Meeting which was held in Adelaide today.

James Baulderstone
Company Secretary

ANNUAL GENERAL MEETING
OF SANTOS LTD

CHAIRMAN AND MANAGING DIRECTOR'S ADDRESSES

1 MAY 2007

Chairman's Address

Introduction

2006 was a year of mixed fortunes for Santos and its shareholders.

Operationally, we did many things well:

- We achieved all time records for production and sales revenue;
- We increased our booked reserves; and
- Our financial results remained robust, including underlying net profit after tax which was a record for Santos.

And during the year, our exploration and development teams recorded a number of significant milestones, such as:

- The despatch of the first cargos from the Darwin LNG plant;
- The start-up of the Casino and Maleo gas fields;
- Positive early results from the Cooper Basin Oil project; and
- Oil discoveries in Vietnam at Blackbird and Dua.

Overall, this demonstrates that the underlying business is fundamentally in a very sound shape.

However, from a shareholder return perspective, we did not perform nearly as well.

Total shareholder returns for 2006, including share price performance and dividends paid were negative 17%.

This is the first time in five years that the share price has fallen year on year and clearly this is of concern to the Board and management.

A part of the share price under-performance can be attributed to a decline in the oil price during the year. In Australian Dollar terms, the West Texas Intermediate oil benchmark declined by over 9% during 2006. This had a negative impact not only on Santos, but on investor sentiment towards the upstream oil and gas sector generally.

However, Santos was also negatively impacted by a number of unique events, specifically:

- The downgrade of the resource estimates for the Jeruk oil field in Indonesia following disappointing appraisal drilling results; and

- The involvement of Santos in the ongoing mud-flow incident in Indonesia, via its Indonesian subsidiary Santos Brantas (which has an 18% non-operated interest).

I would like to stress that the Santos Board and management team are very concerned about the significant impacts of this incident on the local community, the environment and the economy in East Java.

To date, Santos has supported the response efforts led by the Indonesian government appointed National Mitigation team.

Whilst what has occurred in regard to this incident has been outside of our control, and the actual cause of the mud flow has not yet been determined, the market place reaction has been overly pessimistic in relation to the incident's materiality to Santos and its financial performance.

Nevertheless, that significant impact has occurred, and there is no doubt that the uncertainty created by this incident has had a depressing impact on our share price.

Santos management team is continuing to work with the operator, Lapindo and the Indonesian Government to quantify the potential liabilities and to manage its exposure.

The steps being taken in this regard are designed to protect the interests of Santos and its shareholders whilst maintaining the Company's high standards of social responsibility and corporate governance.

Financial Performance

As I mentioned earlier, 2006 was a very good year for Santos from an operational perspective.

We achieved production at the upper end of our target range, with output of a record 61 million barrels of oil equivalent, 9% higher than in 2005.

Sales revenue was up 12% to a record $2.8 billion. Over the last two years, revenue has grown by over 80%, reflecting higher total production, combined with higher commodity prices.

Production costs per barrel decreased by 3% year on year, which was a great result in the current resources environment of generally increasing costs.

Reported net profit after tax of $643 million was 16% lower than in 2005, although this result was negatively impacted by a number of accounting adjustments and one-off expenses.

On an underlying basis, after adjusting for non-recurring items, net profit after tax increased by 7% to $683 million.

For the 3rd year in a row, we increased our proven and probable reserves base, with year end reserves of 819 mmboe, an increase of 6%. At current production rates, this provides a reserves life of over 13 years.

Our contingent resource base, which is an important source of our future growth opportunities, also increased and now stands at over 2.2 billion barrels of oil equivalent – a significant position for a company of our size.

Dividend

Based on this solid operating performance, the board has again been able to increase the annual dividend. The full year dividend of 40 cents per share, fully franked, represents an increase of 5% over 2005.

The annual dividend has now risen by 33% over the past two years, and continues an unbroken16 year record of our progressive dividend policy.

Safety

The safety of our workforce remains the highest priority for Santos.

The Board was therefore pleased that the safety performance of our staff members continued to improve, although this was offset by a deterioration in safety performance of our contractor workforce.

One reason for this increase is the large number of new people that Santos and its contractors are bringing into the field.

We at Santos have to take responsibility for this performance.

Through stepped-up awareness and training programs, our intention is to return to an improving safety performance trend in 2007.

Business Strategy

As I outlined earlier, our production rates in 2006 were a record for the company, and at the same time we grew our reserves and contingent resource base – thereby effectively locking in further growth for the future.

This is clear evidence that the growth strategies put in place over the last 5 years are working.

As you would expect, we continually review and refine our strategies to reflect the external and the internal environment.

Santos is best characterised as five distinct businesses, namely:

Cooper Basin Oil; Eastern Australian Gas; Western Australian Oil and Gas; LNG Projects; and Asian Growth.

John will elaborate further on each of these areas during his address.

15% Shareholder Cap

Also on a positive note, we were extremely pleased to note the South Australian Premier's announcement today of a review into the removal of the 15% shareholding cap.

This follows a formal request which was put to the Government by Santos.

As we have stated for some time, Santos does not believe that the cap is in the best long term interests of our shareholders, and as such we have continued to encourage the government to consider its removal.

Santos will prepare a formal submission as part of the Government's review, highlighting that much has changed since the cap was put in place in 1979.

- The energy environment has changed, with new and reliable sources of both gas and electricity supply into the State;
- Santos has also changed, as we now have a diverse range of assets and operations throughout Australia and internationally.

At the same time, we have continued to demonstrate our strong commitment to the State through our corporate presence in Adelaide, and our significant ongoing investment programs in the Cooper Basin.

We certainly welcome this announcement and will be working with the Government to help it understand our position on this issue.

The outcome of the review is expected to be disclosed by the end of September 2007.

If the result of the review is that the cap is removed, not only will we be more firmly

placed on an equal footing with our peer companies, but we would expect all shareholders to benefit through an increased share price, and a resultant lower cost of capital.

Corporate Governance

Santos' focus on high quality corporate governance continues to be recognised by the independent report prepared by accounting firm Horwath and the University of Newcastle.

For the fifth successive year, Santos has been awarded a rating of 5 out of 5 for our practices in this area.

It is also pleasing to see an increased level of debate and industry consultation surrounding corporate governance principles and guidelines as they apply to all ASX listed companies.

I, like most other non-executive directors am comfortable with the general approach that has been taken by the ASX in relation to the development of Good Corporate Governance guidelines, which have been acted upon since 2002.

In particular, we see this as a positive contrast to the prescriptive regulatory regime which has been introduced into the United States of America.

Moving forward, it is important that we ensure that any amendments that are made to those Principles are made for good commercial and governance reasons and demonstrably "add value" to the operation of the Principles in existence at the present time.

There is concern that with periodic review of the Principles, in time they will grow larger and become more complex, and that many of the amendments which are made to them will not be of any real value and have an "interest only" factor attached to them. We need regulators to be vigilant to ensure that any changes add tangible value.

Board Renewal

Over the course of 2006 and into 2007, we have continued with our process of Board renewal. I will shortly be inviting you to vote on the appointments of two new board members, Mr Roy Franklin and Mr Kenneth Borda.

Roy Franklin held senior positions with BP PLC and is a former CEO of several London listed exploration and production companies, and so he adds a great deal of International industry specific experience to the Board.

Ken Borda has had a long career with Deutsche Bank in Australia, Asia and the Middle East, and so he brings many international market, funding and investment banking perspectives to the table.

I would also like to take this opportunity to pay tribute to Mr Chris Recny, a Director of Santos who passed away last year following a short illness. Chris was a very able and constructive director and his contribution to the workings of the board will be missed.

In addition, I would like to thank Michael O'Leary who retired from the board in December 2006 after 10 years of service.

Conclusions

Before I hand over to John to run through the specific project and operational aspects of our growth strategy, I would like to conclude by again reiterating your board's focus on actively growing shareholder value.

And the government's review of the 15% shareholding cap represents a significant positive for us. This cap has been a negative for our growth aspirations and also for sharemarket perceptions of the company.

Your Board is committed to taking appropriate steps to ensuring that Santos continues to grow and prosper. If we are to be a truly international exploration and production company, we need to operate on a similar footing to similar companies domiciled elsewhere.

We have a very sound business on which to build, in the form of world class assets and multiple growth options across our portfolio.

And we have a board and management team with the expertise and drive to realise full value from the business.

With that, I will ask John to address the meeting.

CEO's Address

Thanks Stephen, and good morning everyone.

Introduction

This morning I will focus on the ways that Santos' business strategy is shaped to capitalise on the current energy environment, including the role that natural gas has to play as the transitional fuel towards a cleaner energy future.

As Stephen outlined earlier, our production in 2006 was a record for the company, and this strong performance has carried over into 2007, with record first quarter production achieved.

At the same time we successfully grew our oil and gas reserves base – thereby effectively locking in future growth.

This is clear evidence that the growth strategies put in place over the past 5 years are working.

Business Strategy

As Stephen described earlier, Santos can be considered as five distinct businesses, each with its own growth prospects and drivers which I will expand on this morning.

Cooper Basin Oil

Firstly, Cooper Basin Oil: This is a high value, intensive exploration, appraisal and production project which will see Santos drill 1,000 wells at a cost of over a billion dollars over the next five years.

This project has been highlighted in the video this morning, and from that you should be able to understand why we are so excited about this opportunity.

And this opportunity is unique to Santos - we are the only company in Australia with the acreage position, infrastructure, equipment and know-how to be able to undertake an exploration and exploitation program of this magnitude.

Whilst the technologies and approach are relatively new to Australia, programs such as this have been underway for many years in North America – we have studied these analogues, and modified the world's best practice techniques to suit our conditions.

Initial results from the first year have been very encouraging, with a large amount of infrastructure installed and drilling success rates and reserves bookings ahead of target.

Through the improved use of technology, including automated drilling rigs, we have been able to significantly reduce cycle times and improve oil recovery factors.

Our intention is to further improve recoveries through the use of secondary recovery techniques, such as water flooding.

The 2007 Cooper Oil program will see a further step change in activity, with a new well to be drilled every two days.

During this year, we expect to see Santos' share of Cooper Basin Oil production increase by around 70% to 17,000 barrels of oil per day.

By 2010, we anticipate almost doubling the production rate again to around 30,000 barrels per day, Santos share.

To summarise, the Cooper Basin oil project is delivering positive results, and it will contribute a significant and growing part of our portfolio moving forward.

Eastern Australian Gas

Secondly, Eastern Australian Gas:

Santos is the largest producer of domestic gas in Australia.

By virtue of this position, we know the markets very well and we also have a proven ability to contract gas.

Whilst the onshore Cooper Basin in central Australia has been the mainstay of our business for several decades, production from this legacy asset is increasingly being replaced by coal seam gas in Queensland and new gas fields offshore Victoria.

We have a market leading position in both reserves and production of coal seam gas, with quality, low cost fields at Fairview and Scotia.

Further growth will continue to come from these fields, and also from new projects offshore Victoria including Henry, Kipper, Sole and Longtom.

These resources underpin our ability to market and contract significant volumes of gas for several decades to come.

So, with record production in 2006, it is clear that successful diversification in the last 3 to 5 years has dramatically changed our gas production profile.

And we are not planning to stand still. We are continuing with an aggressive exploration and appraisal program to prove up additional reserves.

As such, we are well positioned to benefit from higher gas prices, which continue to lag prices received in the rest of the developed world.

In fact gas prices in Asia, Europe and the United States are between two hundred and five hundred percent higher than they are here.

Recent political, community and media focus on the need to lower greenhouse gas emissions will drive higher demand for indigenous gas reserves.

And Santos, with large uncontracted gas reserves and resources is well positioned to benefit.

There is also a need for a proper policy debate on levelling the playing field between gas and coal, especially in the south eastern Australian power generation market.

By switching to natural gas for base load power generation, we can substantially reduce our carbon output. Natural gas emits up to 70% less carbon dioxide than an existing coal-fired power generator.

But it's not just the carbon dimension that makes gas so appealing.

The electricity debate in this country must be as much about water as it is about carbon. The recent shut-in of the Tarong coal fired power station in Queensland due to a lack of cooling water supply is testimony to this.

An existing wet coal-fired power generator uses 200 times the amount of water that an equivalent gas-fired power generator uses.

In eastern Australia, coal fire power generators use the equivalent of around 300 Olympic size swimming pools of water per day.

Producing the gas-fired equivalent amount of power would use less than two Olympic swimming pools per day!

It is time for the government and the media to be talking about the interrelationship of carbon, water and electricity in the same breath - it's critically important for the future of this country.

If the government and the public are serious about significantly reducing our carbon emissions and water usage, gas is ready here and now.

Western Australian Oil and Gas

Thirdly, Western Australian Oil and Gas: Our business in Western Australia is based around existing producing fields which give rise to a series of exciting near field exploration and appraisal opportunities.

Domestic volumes of gas consumed in Western Australia are the highest of any state in Australia, and demand growth remains robust.

Whilst the state has abundant gas resources, it also has growing demand, with mining and minerals processing plants being large users of energy.

Further development to meet this growing demand will necessitate upgrades and extensions to gas infrastructure.

Reflecting this, contract prices for gas in Western Australia have more than doubled over the last 18 months.

Santos is well positioned to deliver further growth in gas production at these higher prices.

The John Brookes field has performed well since coming on stream in late 2005, and various options exist to further ramp up gas production from this field.

The successful appraisal of the Reindeer field during 2006 provides an opportunity to commercialise an additional 300 to 500 PJ of gas with production commencing in 2010.

We are also focussed on drilling a series of short cycle time oil prospects close to our existing production facilities.

LNG Projects

Fourthly, LNG Projects: Demand for clean burning fuels, such as natural gas, is growing rapidly on a global basis, and particularly in Asia.

At the same time, established gas consuming economies such as the United States and Europe are faced with depleting indigenous resources, and will have to increasingly turn to imports to satisfy demand.

LNG pricing has moved over the last few years to an energy parity basis with oil as the market has started to mature from long term contacts to shorter contracts with a growing spot market.

Gas is increasingly seen as a global commodity. Shipping gas over long distances is becoming more efficient as technology improves and larger tankers become available.

Against this backdrop, Santos is one of less than 20 companies that currently produce LNG by virtue of our interest in the Darwin LNG plant.

And we are actively progressing on multiple fronts to grow our LNG exposure.

In Papua New Guinea, we have recently announced that we are undertaking detailed studies evaluating the feasibility of an LNG development.

The Hides gas field, in which Santos has a 25% interest, would underpin the gas volumes required. The operator, ExxonMobil is leading the scoping studies for a 5 to 6.5 million tonne per annum LNG facility, targeting production in the 2012 to 2013 timeframe.

Such a project would commercialise several hundred million barrels of contingent resource for Santos and make a material contribution to our production outlook.

The potential to expand the Darwin LNG plant is an attractive opportunity for Santos given the relative benefits of utilising existing infrastructure.

With its joint venture partners, Santos drilled 3 exploration and appraisal wells in this area during 2006 and we are in the process of acquiring a large amount of 3D seismic data.

This appraisal process will continue into mid 2008 with the aim of defining sufficient resources to underpin the expansion of Darwin LNG.

We also have two very prospective blocks in the Browse basin, adjacent to Inpex's Ichthys complex, and extensive acreage in Indonesia's Kutei Basin, adjacent to Chevron's recently announced gas developments.

Progressing these projects in a timely manner has the potential to create significant shareholder value, and is a priority for the board and management.

Asian Expansion

And our fifth growth area is Asian expansion.

During 2006, after a strategic review, we decided to focus our efforts and expenditure in the Asian region, and as such we are currently selling our business in the United States.

In Vietnam, we have made a very positive start since entering the country early last year.

With our partners, we recorded oil discoveries at Dua and Blackbird which are estimated by the operator to contain a combined resource of 80 million barrels of recoverable oil.

These fields have been successfully appraised, and development planning has already commenced, with first production possible in 2010.

In Indonesia, the Oyong Oil field is expected to start production next quarter, to add to the existing gas production from Maleo.

During 2006, we had exploration success with the Wortel gas discovery, which is currently progressing through the development planning phase, with the possibility to tie back to the Oyong field facilities.

In India, we were recently awarded two deepwater blocks in the Ganges delta, which we believe to be a very attractive frontier basin.

Sustainability

Finally, I would like to touch on sustainability, which has become a core value for Santos.

By sustainability, we mean continuing to make economic progress while operating in an environmentally and socially responsible manner.

We have no doubt that man is influencing the rate of environmental change – the question is how can the environment adapt, and how best for mankind to preserve and conserve its finite resources?

Our 2006 Sustainability Report outlines Santos' fully integrated approach in this area.

With the carbon debate gaining traction in this country and around the world, we have a clear strategy to turn this into a profitable business opportunity for the company.

We already have the technology to store carbon dioxide in depleted gas fields – we have been storing gas in central Australia for over 15 years, and have huge reservoirs that could store more than 20 million tonnes of carbon dioxide per annum.

We have recently received a Federal Government grant to progress a development in Queensland which would see coal seam gas used for power generation with subsequent sequestration of the carbon dioxide waste gas.

Our environmental record has recently been recognised by our industry peers, with the receipt of an award for our ground breaking work in offshore exploration.

Closing

In closing, I would like to reiterate my strong belief in the strength of growth options in the short, medium and longer term within Santos' portfolio.

Our outlook is positive, with 5 distinct businesses, each with strong competitive positioning.

And I would also like to record my appreciation for the positive contribution and dedication of Santos' employees and contractors.

We have recently made a major commitment to South Australia with our move into new offices, and we remain excited about our platforms for growth.

Thank You

TO: SECURITIES EXCHANGE COMMISSION

Santos Ltd
A.B.N. 80 007 550 923
Ground Floor, Santos Centre
60 Flinders Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: 08 8116 5000
International: +61 8 8116 5000
Group General Counsel
& Company Secretary
Facsimile: 08 8116 5633

Santos

1 May 2007

Manager Announcements
Company Announcements Office
ASX Limited
10th Floor
20 Bond Street
SYDNEY NSW 2000

Dear Sir,

Re: Santos Ltd AGM : 1 May 2007

In accordance with Listing Rule 3.13.2 it is advised that the outcome in respect of each resolution put at the above Meeting is as follows:-

	RESOLUTION	OUTCOME
2 (a).	"That Mr Roy Alexander Franklin be elected as a Director."	Passed as Ordinary Resolution
2 (b).	"That Mr Kenneth Charles Borda be elected as a Director."	Passed as Ordinary Resolution
2 (c).	"That Mr Stephen Gerlach be re-elected as a Director."	Passed as Ordinary Resolution
3.	"That the Remuneration Report for the year ended 31 December 2006 be adopted".	Passed as Ordinary Resolution
4.	"That the Non-executive Director Share Plan as described in the Explanatory Notes to the Notice of Meeting, and the acquisition of securities of the Company by non-executive Directors under that Plan, be and is hereby approved for the purposes of Exception 9 of Listing Rule 7.2 and Listing Rule 10.14 of the ASX Listing Rules".	Passed as Ordinary Resolution

Information regarding proxy votes in respect of the above resolutions, being the information required to be disclosed to the ASX Limited in accordance with Section 251AA of the Corporations Act, is attached.

Yours faithfully,

James Baulderstone
Company Secretary

Att.

SANTOS LTD
ABN 80 007 550 923

ANNUAL GENERAL MEETING 1 MAY 2007

DISCLOSURE OF PROXY VOTES

In accordance with section 251AA of the Corporations Act, the following information is provided to ASX Limited in relation to resolutions passed by members of Santos Ltd at its Annual General Meeting held on 1 May, 2007:-

Resolution	2 (a). To elect Mr Roy Alexander Franklin as a Director	2 (b). To elect Mr Kenneth Charles Borda as a Director	2 (c). To re-elect Mr Stephen Gerlach as a Director	3. To adopt the Remuneration Report	4. To approve the Non-executive Director Share Plan
Decided by show of hands (S) or poll (P)	S	S	S	S	S
Total number of proxy votes exercisable by proxies validly appointed	254,559,533	254,559,533	254,559,533	254,559,533	248,372,121
Total number of proxy votes in respect of which the appointments specified that:					
- the proxy is to vote for the resolution	241,586,765	241,520,832	232,936,845	227,061,436	235,440,906
- the proxy to vote against the resolution	530,142	526,841	9,229,794	13,669,663	6,128,658
- the proxy is to abstain on the resolution	696,824	748,334	637,239	1,903,141	1,255,541
- the proxy may vote at the proxy's discretion	11,745,802	11,763,526	11,755,655	11,925,293	5,547,016

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7887 7108
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Kerin Williams	**Date:**	1 May 2007
Pages:			
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find an announcement made on the London Stock Exchange today.

Yours faithfully

Kerin Williams
Deputy Company Secretary

LIBERTY INTERNATIONAL

May 1, 2007

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Quarterly Report for the Period ended 31 March 2007".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams at +44 (0) 20 7788 7108.

Yours faithfully,

Kerin Williams
Deputy Company Secretary
Fax : +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

END